September 3, 2019

Herbert Ying Chiu Lee
Director and Chief Executive Officer
Integrated Media Technology Ltd
Level 7, 420 King William Street
Adelaide, SA 5000, Australia

       Re: Integrated Media Technology Ltd
           Form 20-F for the Year Ended December 31, 2018
           Filed May 15, 2019
           File No. 001-38018

Dear Mr. Lee:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications